
03025139

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH, D.C. 187 SECTION

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number 1-9618

INTERNATIONAL TRUCK AND ENGINE CORPORATION 401(k) PLAN FOR REPRESENTED EMPLOYEES

(Full Title of the Plan)

NAVISTAR INTERNATIONAL CORPORATION
4201 Winfield Road
Warrenville, Illinois 60555

(Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office)

CR

REQUIRED INFORMATION

International Truck and Engine Corporation 401(k) Plan for Represented Employees ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan as of December 31, 2002 and 2001, and for the years then ended, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

EXHIBITS

Exhibit Number	Description	11-K Page
23	Consent of Deloitte & Touche LLP	E-1
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002	E-2
99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002	E-3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

International Truck and Engine Corporation
401 (k) Plan for Represented Employees



/s/

Mark T. Schwetschenau
Member, International Truck and Engine Corporation
Pension Fund Investment Committee

June 27, 2003

APPENDIX 1

Deloitte
& Touche

International Truck and Engine Corporation 401(k) Plan for Represented Employees

Financial Statements as of
December 31, 2002 and 2001 and for the
Years Then Ended and
Independent Auditors' Report

INTERNATIONAL TRUCK AND ENGINE CORPORATION 401(k) PLAN FOR REPRESENTED EMPLOYEES

TABLE OF CONTENTS

Supplemental schedules are omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

International Truck and Engine Corporation:

We have audited the accompanying statements of net assets available for benefits of the International Truck and Engine Corporation 401(k) Plan for Represented Employees (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 2, 2003

INTERNATIONAL TRUCK AND ENGINE CORPORATION 401(k) PLAN FOR REPRESENTED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investment in Master Trust (Note 3)	$ 144,224,692	$ 158,564,835
Total investments	144,224,692	158,564,835
Receivables:		
Participant pre-tax contributions	925	
Employer retirement contributions	77,150	51,219
Employer matching contributions	13,086	9,692
Total receivables	91,161	60,911
NET ASSETS AVAILABLE FOR BENEFITS	$ 144,315,853	$ 158,625,746

See notes to financial statements.

INTERNATIONAL TRUCK AND ENGINE CORPORATION 401(k) PLAN FOR REPRESENTED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS TO NET ASSETS:		
Contributions:		
Participant pre-tax contributions	$ 15,653,335	$ 19,148,562
Employer retirement contributions	73,962	51,842
Employer matching contributions	50,508	21,396
Total contributions	15,777,805	19,221,800
Rollovers from other qualified plans	107,801	153,135
Total additions to net assets	15,885,606	19,374,935
DEDUCTIONS FROM NET ASSETS:		
Investment loss:		
Net loss of Master Trust (Note 3)	19,779,310	9,553,947
Total investment loss	19,779,310	9,553,947
Benefits paid to participants	10,255,074	11,220,355
Transfers to other qualified plans—net	161,115	535,877
Total deductions from net assets	30,195,499	21,310,179
DECREASE IN NET ASSETS	(14,309,893)	(1,935,244)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	158,625,746	160,560,990
End of year	$ 144,315,853	$ 158,625,746

See notes to financial statements.

INTERNATIONAL TRUCK AND ENGINE CORPORATION 401(k) PLAN FOR REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF THE PLAN

The following description of the International Truck and Engine Corporation 401(k) Plan for Represented Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is sponsored by International Truck and Engine Corporation (the "Company") to provide savings and retirement benefits for certain eligible represented employees of the Company and of certain affiliates participating under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility—The Plan is offered to eligible Company employees who are represented by a labor organization under a collective bargaining agreement who have met certain seniority or service requirements under the terms of the respective bargaining agreements. The Plan was established October 1, 1991.

Contributions—Participant contributions may be made to the Plan only on a pre-tax basis and are subject to annual maximum limits equal to the lesser of 18 percent of the participant's annual compensation or a prescribed dollar amount, indexed for inflation ($11,000 for 2002 and $10,500 for 2001). Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations. Such employees are not required to be participants for any other purpose than their rollover account; however, no pre-tax salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan. Participant salary reduction contributions and rollover contributions are fully vested immediately.

For the 2002 and 2001 Plan years, certain collective bargaining agreements provide for an Employer retirement contribution. This contribution is employer-provided and is allocated among eligible members of the applicable bargaining unit based on the participant's age at year-end and eligible compensation as follows:

Age	Percent Contributed
Under 30	1.75 %
30 through 39	2.75 %
40 through 49	3.75 %
50 and over	4.75 %

Certain collective bargaining agreements also provide for an Employer matching contribution of 25 percent of the first 6 percent of eligible compensation deferred by the participant.

The Employer retirement and matching contributions credited to an eligible participant's account are subject to a five-year cliff vesting schedule. Nonvested contributions are forfeited when a participant retires or terminates service. Such forfeitures will be used to offset future Company contributions. No forfeitures were used to offset future Company contributions during the Plan year ended December 31, 2002. For the Plan year ended December 31, 2001, $18,400 of forfeitures were used to offset future Company contributions.

Investment Options—Participants direct the investment of their account balances and future contributions. Investment options during 2002 included the following: J.P. Morgan Stable Value Fund, J.P. Morgan U.S. Active Fixed Income-Core Fund, J.P. Morgan U.S. Disciplined Equity Fund, Credit Suisse Capital Appreciation Fund, Gabelli Asset Fund, T. Rowe Price Mid-Cap Growth Fund, T. Rowe Price Small Cap Stock Fund, America Century Income & Growth Fund, American Century International Growth Fund, and Navistar International Corporation Common Stock.

Participant Accounts—Individual accounts are maintained for each Plan participant. Contributions and assets allocated to a specific investment fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Realized and unrealized appreciation and depreciation, dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers' fees are charged to participants' accounts as a reduction of the return earned on each investment option. All other administrative costs related to the Plan are paid directly by the Company.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their total account balance or $50,000. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator and range from 5.25% to 10.5%.

Payment of Benefits—Participants may request either an in-service or hardship withdrawal of certain of their account assets. Participants may only withdraw authorized pre-tax salary reduction contributions after attaining age 59-1/2, or on a hardship basis prior to attaining age 59-1/2. The Employer retirement contributions, matching contributions, and investment earnings thereon are not eligible for in-service withdrawal.

Vesting—A participant's vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability, or dies. When the participant terminates employment, the account will be distributed if the asset value is $5,000 or less. If the asset value is more than $5,000, the participant has the option of receiving the account upon separation or deferring receipt until no later than age 65. Accounts are distributed in a single sum. If the account includes 100 or more shares of Navistar International Corporation Common Stock, the distribution of that portion of the account will be made in the form of full shares of Common Stock and a cash payment for any fractional shares. For accounts with less than 100 shares of Navistar International Corporation Common Stock, the distribution will be made in cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Basis of Presentation—The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. In instances where quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

Participant loans are valued at cost which approximates market value. Security transactions are accounted for on the trade date. Dividend income is accrued on the ex-dividend date.

Unrealized appreciation or depreciation on investments is determined by comparing the fair value of the separate funds at the current year-end, net of contributions made during the year, to their respective fair values at the preceding year-end. Realized gains or losses are determined by comparing net sales proceeds to the fair value of the investment at the preceding year-end.

Participant Withdrawals—As of December 31, 2002 and 2001, there were no benefits which were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

Administrative Expenses—Administrative expenses of the Plan are paid by the Company.

3. MASTER TRUST

All of the Plan's investment assets are held in a trust account at UMB Bank (the "Trustee") and consist of a divided interest in an investment account of the International Truck and Engine Corporation Defined Contribution Plans Master Trust (the "Master Trust"), a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the defined contribution pension plans sponsored by International and its affiliated companies for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The participating plans in the Master Trust and their respective percent interests as of December 31, 2002 and 2001, calculated on a cash basis, are as follows:

	2002	2001
International Truck and Engine Corporation 401(k) Retirement Savings Plan	49.64 %	52.51 %
International Truck and Engine Corporation 401(k) Plan for Represented Employees	38.92 %	39.05 %
International Truck and Engine Corporation Retirement Accumulation Plan	10.90 %	8.19 %
IC Corporation 401(k) Plan	0.54 %	0.25 %

The following table presents the carrying value of investments of the Master Trust as of December 31, 2002 and 2001:

	2002	2001
Cash and cash equivalents	$ 107,074	$ 85,540
U.S. Government Securities	257,188	263,858
Common stocks		75,974,373
Participant loans	11,436,340	11,894,204
Common and collective funds	208,386,099	216,495,388
Registered investment companies	133,080,629	80,528,057
Navistar International Corporation Common Stock	17,297,764	20,880,284
Total investments	$370,565,094	$406,121,704

The net investment earnings (loss) of the Master Trust for the years ended December 31, 2002 and 2001 is summarized below:

	2002	2001
Dividend and interest income	$ 1,174,999	$ 1,614,074
Net realized/unrealized appreciation (depreciation) in fair value of investments:		
U.S. Government Securities	(6)	15,609
Common stock	949,938	(21,073,859)
Common and collective funds	(4,901,573)	(2,053,152)
Registered investment companies	(42,468,593)	(1,925,135)
Navistar International Corporation Common Stock	(5,341,097)	1,261,812
Net depreciation in fair value of investments	(51,761,331)	(23,774,725)
Net investment earnings (loss)	$(50,586,332)	$(22,160,651)

4. TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter dated September 17, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. AMENDMENT OR TERMINATION OF THE PLAN

Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend, or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated, the interest of each participant in the funds will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and ERISA. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

Effective January 1, 2003, the Plan was amended to comply with Minimum Distribution Requirements as required by the Internal Revenue Service of all such plans.

6. RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by J.P. Morgan/American Century. J.P. Morgan/American Century is the Recordkeeper as defined by the Master Trust and, therefore, these transactions qualify as party-in-interest transactions. Also qualifying as party-in-interest transactions are transactions relating to participant loans and Navistar International Corporation stock. Fees paid by the Plan for the investment management services are computed as a basis point reduction of the return earned on each investment option, and are included in net earnings (loss) of the Master Trust.

* * * * * *

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

EXHIBIT 23

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-29739 of Navistar International Corporation on Form S-8 of our report dated June 2, 2003 appearing in this Annual Report on Form 11-K of the International Truck and Engine Corporation 401(k) Plan for Represented Employees for the year ended December 31, 2002.

Deloitte & Touche LLP

Deloitte & Touche LLP
June 27, 2003
Chicago, IL

Deloitte
Touche
Tohmatsu

EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the International Truck and Engine Corporation 401(k) Plan for Represented Employees (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission (the "SEC") on the date hereof (the "Report"), I, Catherine M. Goodwin, Director Compensation and Benefits of International Truck & Engine Corporation (the "Company"), certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan at the dates and for the periods indicated.

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

/s/ Catherine M. Goodwin
Catherine M. Goodwin
Director Compensation and Benefits
(Principal Executive Officer of the Plan)
June 27, 2003

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. This certification shall also not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that International Truck and Engine Corporation specifically incorporates it by reference.

EXHIBIT 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the International Truck & Engine Corporation 401(k) Plan for Represented Employees (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission (the "SEC") on the date hereof (the "Report"), I, Z. Stan Banasik, Senior Retirement Plan Specialist of International Truck & Engine Corporation, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial conditions and results of operations of the Plan at the dates and for the periods indicated..

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

/s/ Z. Stan Banasik
Z. Stan Banasik
Senior Retirement Plan Specialist
(Principal Financial Officer of the Plan)
June 27, 2003

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. This certification shall also not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference.